Exhibit 99.5

Red White & Bloom Reports Financial Results for the

Three and Nine Months Ended September 30,2022

- Revenue for the Three months ended September 30, 2022, was $25.5 million, a 128% increase from revenue for the Three months ended September 30, 2021.

- Revenue for the Nine months ended September 30, 2022, was $80.9 million, a 133% increase over the same Nine-month period ended in 2021.

- Gross profit before fair value adjustments for biological assets for the Three months ended September 30, 2022, was $9.6 million, a 65% increase over the same Three-month period ended in 2021 and a 102% increase from 2022-Q2.

- General and Administrative Expenses totaled $3.188 million versus $11.920 million, a $8.731 million or 73% decrease compared to the same period in 2021 and a 108% decrease from 2022-Q2.

- Positive Adjusted EBITDA of $3.3 million for Q3.1

- During the Three months ended September 30, 2022, the Company successfully completed a comprehensive debt restructuring improving its near-term liquidity by over $100 million.

- Platinum Vape (“Platinum or PV”) continues to be the #1 vape brand in Michigan.2

- Platinum Skybar and Gummies launched in Q3 and are now carried over 300 dispensaries.

- Platinum Skybar has already been ranked as the #2 disposable based on current BDSA rankings since its launch.2

TORONTO, Ontario, November 29, 2022 (Globe Newswire) – Red White & Blooms Brands, Inc. (CSE:RWB, OTCQX: RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector, today announced the filing of its third quarter financial statements, management discussion and analysis (“MD&A”), and accompanying certificates for its Q3 filings for the quarter ended September 30, 2022 (collectively, the “2022-Q3 Filings”). In addition, the Company is providing certain Q3, 2022 financial results and select subsequent events. The 2022-Q3 Filings have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed by shareholders and interested parties under the Company’s profile at www.sedar.com.

Management Commentary

Colby De Zen, President, and Director, stated, “In Q3, we were able to continue to drive significant revenue, SG&A, and balance sheet improvements over 2021. We continue to proactively rationalize SG&A spend while remaining focused on driving (1) growth through the expansion of product offerings and geographic footprint utilizing our asset-light strategy and (2) profitability by selectively expanding branded offerings in higher margin product categories. The third quarter also saw the Company complete the largest debt restructuring in our history resulting in a marked improvement in near-term liquidity through the extension of loan maturities and new financing.

The achievement of positive adjusted EBITDA3 is a great milestone and there are still significant balance sheet improvements that continue to be implemented in Q4. The progress made to date is only the beginning of RWB’s success on its path to profitability and growth.

We are achieving operational improvements throughout the organization and have bolstered the management team while reducing headcount throughout the Company. We continue to increase the depth and breadth of the Platinum line while aggressively monitoring our costs.

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1 Refer to Non-IFRS Measures disclosure

2 Per statistics published by BDSA.com

In Florida, our St. Petersburg location commenced operations in the third quarter and our recently announced Clearwater location is anticipated to open in Q4 as scheduled. Renovations and fixturing of other locations continue as we aggressively drive the expansion of our retail footprint.”

Brad Rogers, CEO, stated, “We have successfully delivered our components to our partner in Missouri for the launch of Platinum branded products. The Platinum introduction has exceeded our expectations with a significant percentage of the dispensaries in Missouri already carrying the Platinum product with multiple re-orders received by the Company in Q4.

We are in late-stage negotiations with various partners for the expansion of Platinum into other states as it continues to build towards establishing itself as the premier Cannabis brand in the United States. We are looking forward to continuing to leverage the strengthening position of RWB in new and existing states.”

2022-Q3 Financial Highlights:

•	Revenue was $25,543,993, a $14,341,672 or 128% increase when compared to the $11,202,321 revenues reported for the equivalent 2021 quarter.

•	Gross profit before fair value adjustments for biological assets was $9,672,086, a $3,809,225 or 65% increase from $5,339,460 in the same quarter of 2021 and a 102% increase from Gross profit before fair value adjustments for biological assets recorded in 2022-Q2.

•	Gross profit after fair value adjustments for biological assets was $8,208,447, a $1,344,504 or 20% increase when compared to $6,863,943 in gross profits for the same quarter in 2021 and a 140% increase from Gross profit after fair value adjustments for biological assets recorded in 2022-Q2.

•	Operating expenses totaled $9,964,922, a $12,899,475 or 56% decrease when compared to Operating expenses of $22,864,397 for the same period in 2021.

•	General and Administrative Expenses totaled $3,188,625 versus $11,920,136, a $8,731,511 or 73% decrease compared to the same period in 2021 and a 108% decrease from General and Administrative Expenses recorded in 2022-Q2.

•	Adjusted EBITDA[3] for the quarter was positive $3,311,531.

The Company has calculated Adjusted EBITDA for 2022-Q3 as follows:

3 months ended Sept 30, 2022
$
Net Income (Loss) for the Period	(8,455,562)
Depreciation and Amortization	2,364,548
Net finance expense	7,492,481
Net income tax expense (recovery)	2,779,402
Fair value of biological assets	(96,341)
Realized fair value of amounts in inventory	1,559,980
Loss on revaluation	-
Share based compensation	926,000
Foreign exchange	6,276,603
Gain on extinguishment of payables	(1,400,107)
Reversal of license liability	(8,135,473)
Adjusted EBITDA	3,311,531

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3 Refer to Non-IFRS Measures disclosure

2

Restructuring completed in the Third Quarter ended September 30, 2022

As a result of the restructuring, the Company issued a series of amended and restated secured debentures as follows:

•	A secured debenture in the principal amount of USD $25,885,000 maturing on September 12, 2024.
•	A series of secured debentures with an aggregate principal amount of USD $9,505,000 maturing on September 12, 2024.
•	A secured debenture in the principal amount of CDN $2,120,000 maturing on September 12, 2024.
•	A secured promissory note in the principal amount of USD $5,850,000 maturing on September 12, 2024.
•	The amending and restating of two secured promissory notes in the aggregate principal amount of USD $10,800,000 on October 4, 2021.
•	A convertible promissory note in the principal amount of CDN $17,000,000.
•	A subsidiary controlled by the Company issued a new secured debenture in the principal amount of USD $18,300,000 to an arm's length third party with a maturity date of February 12, 2024.

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, and Michigan.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

IR@RedWhiteBloom.com

Visit us on the web: https://www.redwhitebloom.com/

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of the Company's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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There are several important factors that could cause the Company's actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to the Company's proposed business, such as failure of the business strategy and government regulation; risks related to the Company's operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property, and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARDLOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS financial measures. Management of the Red White & Blooms Brand, Inc. uses certain non-IFRS measures, such as Adjusted EBITDA, to evaluate the performance of the Company’s business. Non-IFRS measures used by Management do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company believes that certain investors and analysts use these measures to evaluate a company’s ability to service debt to meet other payment obligations or as a common measurement to value companies in the cannabis industry. Such metrics are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers Adjusted EBITDA as a key performance benchmark for both profitability and liquidity including management of working capital and debt service. Adjusted EBITDA is calculated as net income (loss), excluding (i) net finance expenses including interest, (ii) depreciation and amortization, (iii) income taxes, (iv) fair value changes in biological assets and changes in inventory sold, (v) share based compensation, (vi) non-recurring or one-time gains/losses on settlement and/or extinguishment of liabilities, (vii) gain/loss on revaluation, (viii) bad debt expense, and (ix) non-operating expenses (income).

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